Exhibit 99(a)(1)(E)

OFFER TO PURCHASE FOR CASH BY

VINEBROOK HOMES TRUST, INC.

OF

UP TO $30 MILLION, OR 909,090 SHARES,
OF ITS OUTSTANDING CLASS A COMMON STOCK

AT A PURCHASE PRICE OF $33.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M. EASTERN TIME, ON OCTOBER 5, 2026,

UNLESS EXTENDED OR WITHDRAWN

September 4, 2026

Dear Custodians:

We have been appointed by VineBrook Homes Trust, Inc., a Maryland corporation (the “Company”), to act as Depositary and Paying Agent in connection with its offer to purchase for cash up to $30 million, or 909,090 shares, of its Class A common stock, par value $0.01 per share, at a price of $33.00 per share, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 4, 2026 (the “Offer to Purchase”), and the related Letter of Transmittal (which, together with the Offer to Purchase and any supplements or amendments thereto, collectively constitute the “Offer”). The Offer is intended to provide flexibility for investors with near-term liquidity needs, which aligns with the Company’s long-term strategic objective of providing greater stockholder liquidity.

Attached with this communication are copies of the following documents that we have already sent to your clients:

1.	Offer to Purchase, dated September 4, 2026; and

2.	Letter of Transmittal, for your use in accepting the Offer and tendering shares of the Company.

Certain conditions to the Offer are described under “The Offer — Conditions of the Offer” in of the Offer to Purchase.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and the Letter of Transmittal.

Questions and requests for assistance may be directed to us, toll free at (833) 586-1960 or by email to vinebrooktender@lodasmarkets.com or to the Information Agent, NexPoint Securities, Inc., toll free at (833) 697-7253. Additional copies of the enclosed materials may be found on the Company’s website at http://investors.vinebrookhomes.com/resources/2026-tender-offer-resources or requested by contacting us toll free at (833) 586-1960, email at vinebrooktender@lodasmarkets.com or by mail to VineBrook Homes Trust, Inc. c/o LODAS Transfer, LLC, 1710 Keller Parkway #1981, Keller TX 76248.

Very truly yours,

LODAS Transfer, LLC

Nothing contained in this communication or in the attached documents shall render you or any other person the agent of the Company, the Dealer Manager, the Information Agent, the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the attached documents and the statements contained therein.